ROCKEFELLER FINANCIAL LLC

SEC I.D. No. 8-70054

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-70054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rockefeller Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Rockefeller Plaza
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deirdre Patten	281-419-6030	DPatten@rockco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Edmond Moriarty, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockefeller Financial LLC, as of and for the year ended December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Co-Chief Executive Officer

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Management and Member of Rockefeller Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockefeller Financial LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 23, 2026

We have served as the Company's auditor since 2018.

ROCKEFELLER FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	206,606,345
Restricted cash		526,212
Receivable from clearing broker, net		27,308,835
Receivable from customers		46,037,068
Receivable from affiliates		447,948
Other assets		5,678,992
Furniture and equipment, at cost less accumulated depreciation of $5,834,859		9,512,858
TOTAL ASSETS	**$**	**296,118,258**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accrued compensation	$	199,409,573
Accounts payable, accrued expenses, and other liabilities		5,978,165
Payable to affiliates		10,449,612
TOTAL LIABILITIES		**215,837,350**

MEMBER'S CAPITAL

Total Member's Capital		80,280,908
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**296,118,258**

The accompanying notes are an integral part of this statement of financial condition.

1.   ORGANIZATION AND NATURE OF BUSINESS

Rockefeller Financial LLC (the "Company") is a single-member LLC that is wholly owned by RFS Opco LLC ("Parent") and is a wholly-owned indirect subsidiary of Rockefeller Capital Management L.P. ("Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor ("RIA") registered with the SEC and the state of New York. The Company offers investment banking and wealth management services consisting of asset management and brokerage services. The U.S. dollar is the functional currency of the Company.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. The Company makes estimates and assumptions in relation to the timing of recognition of fee revenue, employee compensation, allocation of expenses from affiliates, recoverability of receivables, accruals and related expenses. Actual results could differ from those estimates and assumptions, and such differences could be material.

Receivables
Receivables are stated at their net realizable value. Given the history of losses, the short-term duration of the receivables, and the high credit quality of the counterparties, the Company has determined that a provision for expected credit losses is not warranted.

Securities Transactions
Proprietary securities transactions, i.e., securities transactions entered into for the account and risk of the Company, in regular-way trades are recorded on the trade date.

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in the Statement of Financial Condition in Receivable from clearing broker.

Securities are recorded at fair value in accordance with ASC 825, "*Financial Instruments*", and ASC 820, "*Fair Value Measurement*".

Fair Value of Financial Instruments
ASC 825, "*Financial Instruments*", requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

ASC 820, *"Fair Value Measurement"*, which defines fair value, established a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level I – Assets are valued at unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

Level II – Assets are valued at quoted prices for similar or identical assets in inactive markets.

Level III – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income Taxes

The Company as a single-member LLC is included in the partnership tax return filed by the Parent.

The Company is disregarded for federal tax purposes and is generally included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. The Company is subjected to taxes in certain states.

The Company, through its inclusion in the return of the Parent, could be subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company does not have any material unrecognized tax benefits as of December 31, 2025. The Company will record such unrecognized tax benefits only when new information is available or when an event occurs necessitating a change. Income tax positions must meet a more-likely-than-not recognition threshold at the date to be recognized.

Cash and Restricted Cash

The Company's cash and restricted cash balance of $207,132,557 at December 31, 2025, is held with three depository institutions and exceeds the $250,000 Federal Deposit Insurance Corporation coverage limit. As of December 31, 2025, the Company has $526,212 of restricted cash held within a Special Reserve Account for the Exclusive Benefit of Customers related to regulatory capital requirements.

Furniture and Equipment, including Depreciation

Furniture and equipment are carried at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the asset's estimated useful lives, which range from three to eight years.

New and Pending Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740: Improvements to Income Tax Disclosures")*. The ASU requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate; disclosures regarding the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdictions together with income taxes paid, net of refunds, for individual jurisdictions that

comprise 5% or more of total income taxes paid; and disclosures of disaggregated domestic and foreign pre-tax income (or loss) from continuing operations along with disaggregated income tax expense (or benefit) by federal, state, and foreign components. Additionally, ASU 2023-09 eliminates certain disclosures for all entities that have been determined to no longer be relevant. The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The adoption did not have a material impact on the Company's financial statement or disclosure.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718) Scope Application of Profits Interest and Similar Awards*. This ASU clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or non-employees in exchange for goods and services. The ASU is effective for the Company on January 1, 2026. The Company believes the impact of adopting ASU 2024-01 will not have a material effect on the financial statement and accompanying disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* The ASU amends the existing standard to remove all references to prescriptive and sequential software development project stages. Under this guidance, eligible software development costs will begin capitalization when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. In evaluating whether it is probable the project will be completed; management is required to consider whether there is significant uncertainty associated with the development activities of the software. This guidance is effective for all annual periods beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The guidance may be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis. The Company is currently evaluating this ASU to determine the impact on the financial statement and accompanying disclosures.

Recent accounting pronouncements not discussed above are not applicable to the Company's financial statement and related disclosures.

3.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through National Financial Services LLC ("NFS") on a fully disclosed basis. The receivable from the clearing broker relates to the net amount due to the Company for the transactions in the Company's proprietary accounts and fees earned by the Company on customer transactions.

The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2025, the amount of the receivable from the clearing broker was $30,815,581 (inclusive of a $6,500,000 clearing deposit with NFS) netted with a payable for fees to NFS of $3,506,746. Receivables and payables are settled on a net basis.

4. Receivable from Customers

Receivable from customers include amounts for fees due to the Company from clients for outstanding investment management fees and investment banking transactions. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2025, receivable from customers was $46,037,068.

5. Other Assets

Other assets consist primarily of prepaid expenses related to compensation, registrations, and insurance, as well as call warrants purchased to economically hedge the Ultimate Parent's deferred compensation programs. The call warrants are considered derivatives in accordance with ASC 815, *"Derivatives and Hedging"*, and are carried at fair value with changes in fair value included in Other income in the Statement of Operations. The call warrants are classified as Level 2 in the financial instrument fair value hierarchy as their fair value is calculated using a model with inputs that are readily observable; the fair value represents the gross amount. As of December 31, 2025, the fair market value of the call warrants was $202,984. Other assets also include other marketable securities, classified as Level 1 in the financial instrument fair value hierarchy, with a fair market value of $501,754 as of December 31, 2025.

6. Furniture and Equipment

At December 31, 2025, furniture and equipment, net, consisted of the following:

Furniture and fixtures	$	10,113,909
Office equipment		4,779,312
Telecommunications equipment		454,496
Furniture and equipment, at cost		15,347,717
Accumulated depreciation		(5,834,859)
Furniture and equipment, net	$	9,512,858

7. Accrued Compensation

As of December 31, 2025, the Company had outstanding compensation liabilities of $199,409,573. The majority of accrued compensation relates to commissions and bonuses payable to financial advisor teams that were hired by the Company.

8. Recapitalization of Ultimate Parent and Long-Term Incentive Plans

Recapitalization, Distribution, and Sale of Ultimate Parent Interests
In December 2025, the Ultimate Parent secured new equity investors and effected a transaction which comprised a plan of recapitalization whereby the Ultimate Parent amended its existing Limited Partnership Agreement ("LPA") and converted all outstanding share classes of the Ultimate Parent, including equity granted under previous equity incentive plans by the Ultimate Parent, into Common Units and Preferred Units. The Ultimate Parent made a Cash Distribution to its common shareholders which fully satisfied and extinguished the Preferred Units under the governing documents as further described below under "Class X Units" and "Class B Units". On December 2, 2025 (the "Closing Date") the Ultimate Parent entered into a Purchase and Sale of Interests whereby a group of third-party purchasers purchased certain of the Common Units of the Ultimate Parent (these events collectively referred to as the "Recapitalization Transaction").

In connection with the Recapitalization Transaction, certain awards granted to employees of the Company under previous equity incentive plans by the Ultimate Parent were vested and repaid and/or converted into equity shares ("Converted Common Units") of the Ultimate Parent, as further described below under "Previous Equity Plans".

Long-Term Incentive Plans
Incentive Plan
In December 2025, the Ultimate Parent adopted the Rockefeller Capital Management L.P. Incentive Plan ("Incentive Plan"). Under the Incentive Plan, the Ultimate Parent may grant profits interests (the "Incentive Units") and cash-settled phantom profits interests ("CS Incentive Units" and together with Incentive Units, the "Units"). The Units may be granted to officers, directors, managers, employees, consultants, advisors or independent contractors of the Ultimate Parent or any of its controlled affiliates, and prospective officers, directors, managers, employees, consultants, advisors or independent contractors who have accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates, such as the Company.

60% of the Units subject to each award under the Incentive Plan are time vesting units and 40% of the Units subject to each award under the Incentive Plan are performance vesting units.

Time Vesting Units will generally vest ratably on each of the first six anniversaries of the grant date, subject to the participant's continued service with the Ultimate Parent or its affiliates through the applicable vesting date. If a participant voluntarily resigns prior to the sixth anniversary of the grant date of such participant's Time Vesting Units, then 50% of such participant's vested Time Vesting Units will be forfeited immediately upon such resignation. Time Vesting Units are also subject to accelerated vesting pursuant to certain Liquidity Event provisions as defined in the governing documents ("Liquidity Event").

Performance Vesting Units will vest upon the satisfaction of both a service condition and the performance condition as follows:

> *Service Condition*: Generally 50% of the Performance Vesting Units will time vest on the fourth anniversary of the grant date, and the remaining 50% of the Performance Vesting Units will time vest on the eighth anniversary of the Closing (the "End Date"), subject to the participant's continued service with the Ultimate Parent or its affiliates through the applicable time vesting date; vesting of such awards will be accelerated upon the occurrence of a Liquidity Event, subject to the participant's continued service with the Ultimate Parent or its affiliates through such Liquidity Event; and

> *Performance Condition:* Upon the earlier of a Liquidity Event and the End Date, any Performance Vesting Units that have satisfied the service condition shall commence vesting if the Multiple on Invested Capital ("MOIC"), as defined in the governing documents, at the time of such date exceeds 2x, with 100% vesting occurring if the MOIC at the time of such date is equal to or greater than 4x, subject to straight-line interpolation for vesting between these two thresholds. In addition to the foregoing MOIC conditions, upon a Liquidity Event that occurs within the six-year period immediately following the Closing, the performance condition shall be deemed satisfied 100% upon such Liquidity Event, regardless of the applicable MOIC at the time of such Liquidity Event, provided that the Interest Rate of Return ("IRR") (as defined in the governing documents) is 25% or greater at the time of such Liquidity Event.

Any Performance Vesting Units that have not satisfied both the service condition and the performance condition by the earlier of a Liquidity Event and the End Date shall be forfeited for no consideration.

At the End Date (unless a Liquidity Event occurs first), any then-outstanding and vested Incentive Units will be converted to Common Units of the Ultimate Parent with an equivalent value based on the Per Unit Equity Value of such vested Incentive Units ("Converted Incentive Units"). Beginning on the End Date, all Converted Incentive Units will be eligible to participate in an annual Liquidity Program established by the Ultimate Parent.

Vested Incentive Units may also be repurchased at the option of the Ultimate Parent subject to the terms and conditions as specified in the Ultimate Parent's LPA.

Any forfeited or repurchased Units are returned to the Unit Reserve and will be available for reallocation. The Company accounts for forfeitures as they occur.

The number of units authorized for issuance under the Incentive Plan is 547,222.22. The Administrator may designate these units as either Incentive Units or CS Incentive Units in the applicable grant agreement.

The Incentive Units granted under the Incentive Plan are accounted for by the Ultimate Parent under ASC 718, Compensation–Stock Compensation ("ASC 718") and qualify for equity classification by the Ultimate Parent. The value of the Incentive Units is based on the fair market value of the Incentive Unit on the date of grant.

As of December 31, 2025, the Company has not granted any CS Incentive Units. 13,000 Incentive Units have been granted to individuals of the Company, of which 5,200 were subject to Performance Vesting.

Previous Equity Incentive Plans

Class X Units
In November 2023, the Ultimate Parent adopted the Rockefeller Capital Management L.P. Class X Unit Incentive Plan (the "Previous Class X Equity Plan"), pursuant to which the Ultimate Parent could grant a new class of profits interests ("Class X Units") to its officers, directors, managers, employees, consultants, advisors or independent contractors, and its prospective officers, directors, managers, employees, consultants, advisors or independent contractors who have accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates, like the Company. The number of Class X Units authorized for issuance under the Previous Class X Equity Plan was 1,000 Class X Units. Persons who were granted Class X Units were Class X Limited Partners of the Ultimate Parent.

Class X Units were scheduled to vest over a 6-year vesting period, with one-sixth vesting on each of the 1st through 6th anniversaries of July 3, 2023. Class X Units that were granted on or after July 3, 2024 (i.e., the first of the six vesting dates) were scheduled to vest in substantially equal installments on each of the remaining vesting dates that follow their grant date. The Previous Class X Equity Plan also provided that any unvested granted Class X Units would immediately and fully vest immediately prior to a Third-Party Partnership Sale, as defined in the governing documents, subject to the participant's continued employment through the effective date of the Third-Party Partnership Sale.

The Previous Class X Equity Plan, which qualified for equity accounting under US GAAP, was accounted for by the Ultimate Parent under ASC 718, and the value of the Class X Units was based on the fair market value of the Class X Unit on the date of grant.

The Purchase and Sale of Interests of the Ultimate Parent qualified as a Third-Party Partnership Sale pursuant to the Previous Class X Equity Plan and therefore resulted in the immediate vesting of outstanding unvested Class X Units held by Class X Unit holders who were employed as of the Closing Date.

As part of the Recapitalization Transaction of the Ultimate Parent, holders of Class X Units received a combination of Preferred Units and Common Units of the Ultimate Parent in exchange for their Class X Units. Holders of these Preferred Units then received a Cash Distribution from the Ultimate Parent, which fully satisfied and extinguished the Preferred Units under the governing documents. Holders of Common Units then sold their Common Units in a Purchase and Sale of Interests to new equity investors in the Ultimate Parent.

Because the acceleration of vesting of and distribution made to the Class X Units was affected pursuant to provisions that were set forth in the Previous Class X Equity Plan, these events were not considered a plan modification under US GAAP.

After the Closing Date and as of December 31, 2025, there were no remaining Class X Units outstanding, nor any Preferred Units held by former Class X Unit holders.

Class B Units
Prior to the Recapitalization Transaction, pursuant to the Ultimate Parent's LP Agreement and the Ultimate Parent's Partnership Equity Incentive Plan (the "Previous Class B Equity Plan"), the Ultimate Parent granted profits interests ("Class B Units") to its officers, directors, managers, employees, consultants, advisors or independent contractors, and its prospective officers, directors, managers, employees, consultants, advisors or independent contractors who accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates, like the Company.

The number of Class B Units authorized for issuance under the Previous Class B Equity Plan was 10,000 Class B Units.

Persons who were granted Class B Units became Class B Limited Partners of the Ultimate Parent. The majority of the Class B Units were subject to a six-year graded time-vesting schedule, with one-sixth of the Class B Units vesting on each of the first through sixth anniversaries of, in some cases, the individual's first date of employment or consultancy with the Ultimate Parent or one of its controlled affiliates and, in other cases, the date on which the Class B Units were granted. The Previous Class B Equity Plan also provided that any unvested granted Class B Units would immediately and fully vest upon a Partnership Sale, as defined in the governing documents, subject to the participant's continued employment through the effective date of the Partnership Sale.

Prior to the Closing Date, 10,000 Class B Units had been granted to individuals of the Company, of which 175 were subject to performance vesting; the Plan Administrator deemed these performance vesting conditions were achieved in previous years.

The Previous Class B Equity Plan qualified for equity accounting under US GAAP and was accounted for by the Ultimate Parent under ASC 718; the value of the Class B Units was based on the fair market value of the Class B Unit on the date of the grant.

As part of the Recapitalization Transaction of the Ultimate Parent, holders of Class B Units received a combination of Preferred Units and Common Units of the Ultimate Parent in exchange for their Class B Units. Holders of these Preferred Units then received a Cash Distribution from the Ultimate Parent, which fully satisfied and extinguished the Preferred Units under the governing documents.

Holders of Common Units then sold a portion of their Common Units in a Purchase and Sale of Interests to new equity investors in the Ultimate Parent. After the Closing Date and as of December 31, 2025, the number of Common Units outstanding that were issued in exchange for Class B Units (the "Converted B Units") amounted to 170,703.13.

Holders of Converted B Units will automatically forfeit the Converted B Units if their employment is terminated by the Ultimate Parent for Cause (as defined in the Ultimate Parent's LPA). In addition, if a holder of Converted B Units voluntarily resigns from their employment with Rockefeller prior to the End Date, a portion of the Converted B Units is forfeited as follows ("Additional Forfeiture Provisions"):

- 50% of Converted B Units are forfeited if voluntary resignation occurs on or prior to the 5th anniversary of the Closing of the Recapitalization Transaction;

- 25% of Converted B Units are forfeited if voluntary resignation occurs after the 5th anniversary of the Closing of the Recapitalization Transaction but on or prior to the End Date.

These resignation provisions do not apply if voluntary resignation qualifies as a retirement, (which for this purpose means that the holder is at least 65 years of age and has been continuously employed by the Ultimate Parent for at least five years at the time of resignation).

The Additional Forfeiture Provisions applicable to the Converted B Units qualified as modification of the Previous Class B Equity Plan under US GAAP, however, there was no incremental compensation charge associated with the modification.

In addition, beginning approximately five years after the Closing Date, the Ultimate Parent plans to offer an annual opportunity to holders of Converted B Units through a liquidity program for cash at their then-fair market value at that time. The annual tender window will be subject to a variety of terms and conditions, and the Board of Directors of the Ultimate Parent will oversee this program and can delay or cancel the annual window in the case of extraordinary events or developments.

Equity Appreciation Rights Plan
On January 1, 2021, the Ultimate Parent implemented the Equity Appreciation Rights Plan ("EARS"). EARS awards generally vested 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date; and the remainder on the date on which a "Liquidity Event" (as defined under the Previous Class B Equity Plan) occurs. Upon vesting, the value of the EARS award was payable in cash, in an amount equal to the excess of the fair market value of the Ultimate Parent's Class A Units on the vesting date over the fair market value on the grant date, as those values are determined based on the method described in the plan's governing documents.

In connection with the Recapitalization Transaction, which qualified as a Liquidity Event under the EARS, the outstanding liabilities related to EARs in the amount of $4,308,189 were repaid.

Executive Valuation Multiplier Plan
*On Ja*nuary 1, 2019, the Ultimate Parent implemented the Executive Valuation Multiplier Plan ("EVMP"). The purpose of the EVMP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Ultimate Parent. The value of the EVMP grants upon vesting will be based on the change in the fair market value, as defined in the governing documents, of the Ultimate Parent over the vesting term. The terms and conditions of the EVMP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2025, the outstanding liabilities of the Company that relate to the EVMP is $0 and the plan was terminated.

Executive Deferral Plan
On October 1, 2019, the Ultimate Parent implemented the Executive Deferral Plan ("EDP"). The purpose of the EDP is to assist the Ultimate Parent in attracting, retaining, motivating, and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Company. The value of the EDP grants upon vesting is based on the change in the fair market value of the underlying investments. The terms and conditions of the EDP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2025, the Company's outstanding liabilities related to the EDP amounted to $14,545,400 and are included in Accrued compensation in the Statement of Financial Condition.

Other Compensation Plan
Defined Contribution Retirement Plan
Full-time and part-time eligible employees of the Company with at least three months of service participate in the Rockefeller 401(k) Savings and Retirement Plan (the "401(k) plan"), a trusted, defined contribution retirement plan. The Company makes an automatic contribution equal to three percent of each employee's salary.

Additionally, the Company matches 100 percent of participating employees' 401(k) plan contributions, up to four percent of salary within IRS limits. No portion of the Company's matching contribution account vests until the employee has completed three years of service, at which point it becomes 100 percent vested. All other components of the Company's contributions are vested immediately.

9. **Related Parties**

The Company receives support and services from Rockefeller & Co LLC ("RCO") and Rockefeller Capital Management Insurance Services LLC ("RCMIS") and provides services to Rockefeller Trust Company, DE ("RTCDE") and Rockefeller Trust Company, NA ("RTCNA") pursuant to Administrative Services Agreements. As of December 31, 2025, the outstanding receivable from affiliates was $447,948 and payable to affiliates was $10,449,612, included in the Statement of Financial Condition.

The Company provides services to and engages in transactions with clients, which include certain officers of the Ultimate Parent, which are related parties. As of December 31, 2025, the outstanding receivable was $3,275,893, included in the Receivable from customers in the Statement of Financial Condition.

10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses, and other liabilities are attributable to amounts due to service providers. The amounts are either based on an invoiced amount or accrued based on information available to the Company as of December 31, 2025. The payment of these amounts spans one month to one year.

11. Contracts with Customers

Included within Accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition are contract liabilities, which represent the Company's obligation to deliver services to customers in the future for which cash has already been received. Contract liabilities principally consist of quarterly asset management fees, which are based on assets under management and billed in advance at the beginning of a quarter, and strategic advisory retainer fees received at the beginning of an engagement. Contract liabilities related to revenue collected prior to the satisfaction of the service obligation were $136,430 as of December 31, 2025.

12. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, providing investment banking and wealth management services consisting of asset management and brokerage services.

The Company has identified the Ultimate Parent's Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment because the Company effects transactions primarily within the U.S. and the CODM manages the business activities using information of the Company as a whole.

13. Capital and Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2025, the Company had Net Capital of $16,030,369, which was $15,780,369 in excess of its required net capital of $250,000.

14. Commitments and Contingencies

The Company has no commitments, contingencies or guarantees. From matters arising in the ordinary course of business, the Company at times may be subject to actual, pending or threatened litigation, claims or assessments. Although there can be no assurance of the outcome of such matters, in the opinion of management, as of December 31, 2025, the Company had no potential liabilities related to any such matters which would, either individually or in the aggregate, materially affect its financial statement.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, management does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

15. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the date this financial statement was issued.

In January 2026, the Ultimate Parent adopted the Rockefeller Capital Management L.P. Growth Incentive Plan (the "Growth Incentive Plan"). Under the Growth Incentive Plan, the Ultimate Parent may grant Growth Incentive Units, which are cash-denominated incentive awards. The Growth Incentive Units may be granted to officers, directors, managers, employees, consultants, advisors or independent contractors of the Ultimate Parent or any of its controlled affiliates, and prospective officers, directors, managers, employees, consultants, advisors or independent contractors who have accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates, such as the Company. 100% of the Growth Incentive Units subject to each award under the Growth Incentive Plan are subject to time-based vesting and fully vest on the End Date, unless there is an earlier Change in Control, and are forfeited if the award recipient terminates employment prior to the earlier of a Change in Control (as defined in the Growth Incentive Plan) or the End Date.